SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2009

of

DUKE ENERGY RETIREMENT SAVINGS

PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 526 South Church Street,

Charlotte, North Carolina 28202-1803

DUKE ENERGY

RETIREMENT SAVINGS PLAN

NOTE:	All other schedules described by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee of Duke Energy Corporation

Charlotte, North Carolina

We have audited the accompanying Statements of Net Assets Available for Benefits of the Duke Energy Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCONNELL & JONES LLP
Houston, Texas
June 21, 2010

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

(IN THOUSANDS)

	2009	2008
Assets:

Investments – at fair value:
Plan interest in Duke Energy Retirement Savings Plan Master Trust	$2,665,192	$2,082,120
Loans to participants	57,541	50,305

Total investments	2,722,733	2,132,425

Receivables:
Employer’s contributions	1,005	1,499

Net assets – at fair value	2,723,738	2,133,924
Adjustment from fair value to contract value for interest in Duke Energy Retirement Savings Plan Master Trust relating to fully benefit-responsive investment contract	1,052	16,441

Net assets available for benefits	$2,724,790	$2,150,365

See Notes to Financial Statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

(IN THOUSANDS)

Additions to net assets attributed to:

Investment income:
Plan interest in net income of Duke Energy Retirement Savings Plan Master Trust	$489,775
Participant loan interest income	3,557

Total investment income	493,332

Contributions:
Participants’	107,575
Employer’s	68,946
Participants’ rollover contributions	1,597

Total contributions	178,118

Total additions	671,450

Deductions from net assets attributed to:

Benefits paid to participants	(99,944)
Administrative fees	(1,215)

Total deductions	(101,159)

Net increase prior to transfers	570,291

Inter-plan transfers, net	4,134

Net increase	574,425

Net assets available for benefits, beginning of year	2,150,365

Net assets available for benefits, end of year	$2,724,790

See Notes to Financial Statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

1.	Description of the Plan:

The following description of the Duke Energy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Participation and Purpose

The Plan is a defined contribution plan sponsored by Duke Energy Corporation (“Duke Energy”). Duke Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as “Participating Companies”. Prior to January 1, 2008, the Plan was trusteed by State Street Bank and Trust Company (“State Street”). Effective January 1, 2008, the Plan changed its trustee from State Street to Fidelity Management Trust Company (“Fidelity”).

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides an investment interest in Duke Energy common stock (“Common Stock”). The Plan is, in part, an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Generally, employees of a Participating Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, 2) are paid on the Participating Company’s U. S. payroll system, and are non-union (unless agreed to in a collective bargaining agreement).

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of pre-tax deferrals, Roth 401(k) contributions, and/or after-tax contributions. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code.

For participants classified as Duke Formula Employees, the Participating Company matches 100% of the first 6% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. For participants not classified as Duke Formula Employees, the Participating Company matches 100% of the first 3% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation and 50% of the next 2% of pre-tax and/or Roth 401(k) contributions from the employee’s eligible compensation. Participants not classified as Duke Formula Employees could be entitled to an additional incentive match of up to a maximum of 1% of eligible compensation based upon meeting corporate goals. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code.

Participants who are age 50 or older by the end of the year, may contribute an additional pre-tax and/or Roth 401(k) contribution amount over and above the IRS limits each year. For 2009, the IRS allowed participants over the age of 50 to contribute up to $5,500 over and above the $16,500 pre-tax and/or Roth 401(k) contribution limit. Duke Energy does not provide a base company match or incentive match on these additional contributions.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $1,597,000 were made to the Plan in 2009.

Investments

Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan. Participant accounts invest in “units” of a fund based on its net asset value. The value of an account is updated each business day. Throughout the Plan year, 21 funds were offered for investment.

The Plan also offers a brokerage option, BrokerageLink, whereby participants can elect to invest their Plan accounts in publicly traded securities and mutual funds not offered directly by the Plan.

Participants’ Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Participating Company’s contributions, and Plan earnings and charged with benefit payments and allocations of Plan losses. Allocations are based on participant elections and earnings and/or account balances, as defined in the Plan document.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

Vesting and Distribution

A participant is 100% vested in his Plan account, with the exception of Deferred Profit Sharing contributions made by the Company, which are vested after three years of service (or, while an employee, death, disability or attaining age 65). However, dividends on common stock on Deferred Profit Sharing contributions are vested immediately. Participants may elect to receive a cash payout of the account’s allocation of the current dividend paid or to have that allocation reinvested in the Stock Fund through an annual election. Dividends paid in cash are taxable as a plan distribution for the calendar year in which they are paid and are not subject to the 10% federal tax penalty for early distributions and are not eligible for a rollover to an IRA or similar plan. The Plan provides for several different types of in-service withdrawals, including hardship and age 59- 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the Internal Revenue Code.

Forfeitures

Generally, upon termination of employment, participants’ nonvested balances are forfeited. Such forfeitures can be applied to reduce employer contributions or Plan administrative expenses. At December 31, 2009 and 2008, unvested forfeitures of $242,108 and $209,824, respectively, were included in Plan assets.

Payment of Benefits

On termination of employment for any reason a participant or, if the participant is deceased, his or her beneficiary, may request the distribution of the balance of the participant’s Plan account. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant (or spouse beneficiary) may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which the participant attains age 70- 1/2. A non-spouse beneficiary of a deceased participant may elect that a distribution be delayed for up to five years following the date of death.

Employee Loans Receivable

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. Loans are to be repaid within 58 months, or up to 15 years for the purchase of a primary residence, through regular payroll deductions. The loan is secured by 50% of the balance in the participant’s Plan account at the issuance of the loan and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions (and, following termination of employment, as prescribed by the Benefits Committee). Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

Plan Termination

Duke Energy expects and intends to continue the Plan indefinitely, but has the right under the Plan to amend, suspend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan invests in various securities which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair value except for the fully benefit-responsive investment contract, which is stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 9 for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the Plan’s investment contracts as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contract, and the Statement of Changes in Net Assets Available for Benefits to be prepared on a contract value basis for the fully benefit-responsive investment contract. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Transfers of assets between the Plan, the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), and the Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), occur as a result of a change in employee status between the union classification and the exempt and non-exempt classification. Such transfers are reflected as interplan transfers in the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Administrative Expenses

A portion of administrative expenses of the Plan are paid by Duke Energy.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) “Fair Value Measurements and Disclosures: “Investments in Certain Entities That Calculate Net Asset Value (“NAV”) per Share (or Its Equivalent)” was issued in September 2009. This ASU provides guidance on using the NAV per share provided by investees to estimate the fair value of an alternative investment. This ASU is effective for periods ending after December 15, 2009. The adoption of the provisions of this update did not impact the Plan’s financial statements.

In May 2009, subsequent event accounting standards were issued by the FASB, establishing the accounting of and disclosure standards for events that occur after the balance sheet date but before financial statements are issued or available to be issued. An amendment was issued in February 2010 which clarified which entities are required to evaluate subsequent events and the scope of the disclosure requirements related to subsequent events. The adoption of this accounting standard did not impact the Plan’s financial statements.

In April, 2009, the FASB issued guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and guidance on identifying circumstances that indicate a transaction is not orderly. The provisions of this guidance are effective for periods after June 15, 2009. The adoption of this guidance did not materially impact the Plan’s financial statements.

In January 2010, the FASB issued a standard to improve disclosures about fair value measurements. Certain provisions to the standard are effective for reporting periods beginning after December 15, 2009, while other provisions are effective for periods beginning after December 15, 2010.

3.	Investments:

The Plan is a participant in the Duke Energy Retirement Savings Plan Master Trust (“RSP Master Trust”). The RSP Master Trust was established on January 1, 2008 for certain defined contribution 401(k) plans sponsored by Duke Energy. The investments of the following plans are held in the RSP Master Trust:

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393), which covers union employees of Cinergy Corp.’s subsidiaries represented by the International Brotherhood of Electrical Workers, Local 1393.

The Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest), which covers union employees of Cinergy Corp. and subsidiaries represented by the Utility Workers Union of America, Local 600, The International Brotherhood of Electrical Workers, Local 1347 and Local 352, The United Steelworkers of America, Local 12049 and Local 5541-06, The Employees’ Representation Association, and UNITE HERE, Local 1995.

A summary of the net assets of the RSP Master Trust as of December 31, 2009 and 2008 is as follows (in thousands):

	December 31,
	2009	2008
Investment, at fair value:
Common stock	$1,176,173	$982,783
Mutual funds	1,662,747	1,208,049

	2,838,920	2,190,832

Investment, at contract value:
Stable value fund	287,753	277,173

Net assets of Duke Energy RSP Master Trust	$3,126,673	$2,468,005

Investments and income from the RSP Master Trust are allocated to the participating plans based on each plan’s participation in the investment option within the RSP Master Trust. Allocations of the interest in the RSP Master Trust to participating plans as of December 31, 2009 and 2008 are as follows (in thousands):

	2009
	Amount	Percentage
Duke Energy Retirement Savings Plan	$2,666,244	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	294,564	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	165,865	5

	$3,126,673	100

	2008
	Amount	Percentage
Duke Energy Retirement Savings Plan	$2,098,561	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	240,703	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	128,741	5

	$2,468,005	100

A summary of income of the RSP Master Trust for the year ended December 31, 2009 is as follows (in thousands):

Interest and dividends	$62,922
Net appreciation in fair value of investments:
Common stock	$146,614
Mutual funds	358,141
Stable value funds	10,123

Net RSP Master Trust investment income	$577,800

Allocations of income in the RSP Master Trust to participating plans for the year ended December 31, 2009, are as follows (in thousands):

	Amount	Percentage
Duke Energy Retirement Savings Plan	$489,775	85
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (Midwest)	55,243	10
Duke Energy Retirement Savings Plan for Legacy Cinergy Union Employees (IBEW 1393)	32,782	5

	$577,800	100

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits (in thousands):

	December 31,
	2008	2008
*Duke Energy Retirement Savings Plan Master Trust	$2,666,244	$2,098,561

*	Denotes a party-in-interest.

4.	Plan Merger:

Effective as of the close of March 31, 2009, the Trigen-Cinergy Solutions of Rochester LLC, 401(k) Plan, Catamount Energy Corporation 401(k) Plan, and the Duke Energy Fossil-Hydro California Inc. Retirement Plan were each merged into the Plan. The transfer of related assets for each plan are reflected within Inter-plan transfers on the Statement of Changes in Net Assets Available for Benefits.

5.	Exempt Party-in-Interest Transactions:

Certain Plan investments are shares of mutual funds managed by Fidelity Management and Trust Company (“Fidelity”). Fidelity is the Trustee for all Plan investments, as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6.	Federal Income Tax Status:

The Internal Revenue Service has determined and informed Duke Energy by a letter dated February 16, 2006, that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.	Investment Risk:

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

The Plan has invested a significant portion of its assets in the Company’s common stock. This investment in the Company’s common stock approximates 38% and 40% of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

8.	Benefit-Responsive Investments

The Plan has interest in a Stable Value Fund that has investments in fixed income securities and bond funds and may include derivative instruments, such as futures contracts and swap agreements. The stable value fund also enters into a “wrapper” contract issued by a third-party.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to these contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Plan Administrator does not believe that the occurrence of such an event is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.

The yield earned by the contract for the years ended December 31, 2009 and 2008 was 4.00% and 4.57%, respectively. This represents the annualized earnings of all investments in the contract, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in the contract.

The yield earned by the contract with an adjustment to reflect the actual interest rate credited to participants in the contract for the years ended December 31, 2009 and 2008 was 3.68% and 6.15%, respectively. This represents the annualized earnings credited to participants in the contract divided by the fair value of all investments in the contract.

As of December 31, 2009 and 2008, the contract value of the Plan’s Fidelity Stable Value Fund was approximately $249,969,000 and $240,404,000, respectively. As of December 31, 2009 and 2008, the fair value of the Plan’s Fidelity Stable Value Fund was approximately $248,917,000 and $223,963,000, respectively. Fair value adjustments of $1,052,000 and $16,441,000 were recorded on the Statements of Net Assets Available for Benefits as of December 31, 2009 and 2008, respectively.

9.	Fair Value Measurements

The FASB Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures (“ASC 820”), defines fair value, establishes a framework for measuring fair value in US GAAP and expands disclosure requirements about fair value measurements. Under ASC 820, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. The fair value definition under ASC 820 focuses on an exit price, which is the price that would be received by the Plan to sell an asset or paid to transfer a liability versus an entry price, which would be the price paid to acquire an asset or received to assume a liability. Although ASC 820 does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

The Plan determines fair value of financial assets and liabilities based on the following fair value hierarchy, as prescribed by ASC 820, which prioritizes the inputs to valuation techniques used to measure fair value into three levels:

Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs: Inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs: Unobservable inputs for the asset or liability. Unobservable inputs reflect the Plan’s own assumptions about the factors that other market participants would use in pricing an investment that would be based on the best information available in the circumstances.

The following table provides by level, within the fair value hierarchy, the RSP Master Trust’s Investments at fair value as of December 31, 2009 and 2008 (in thousands):

	2009
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Company stock	$1,176,173	$1,176,173	$—	$—

Mutual funds
Large cap	473,004	—	473,004	—
Blended	467,157	—	467,157	—
International	139,098	—	139,098	—
Small cap	130,866	—	130,866	—
Fixed income blend	104,647	—	104,647	—

BrokerageLink
Mutual funds	198,443	—	198,443	—
Company stock	118,584	118,584	—	—
Interest-bearing cash	30,122	30,122	—	—
Corporate debt	587	587	—	—
US government securities	238	238	—	—

Stable value fund	286,543	—	286,543	—

Total investments at fair value	$3,125,462	$1,325,704	$1,799,758	$—

	2008
	Total Fair Value	Level 1	Level 2	Level 3
Description

Common Stock
Company stock	$982,782	$982,782	$—	$—

Mutual funds
Large cap	347,974	—	347,974	—
Blended	351,317	—	351,317	—
International	91,775	—	91,775	—
Small cap	96,666	—	96,666	—
Fixed income blend	77,195	—	77,195	—

BrokerageLink
Mutual funds	147,995	—	147,995	—
Company stock	72,803	72,803	—	—
Interest-bearing cash	21,450	21,450	—	—
Corporate debt	544	544	—	—
US government securities	331	331	—	—

Stable value fund	258,217	—	258,217	—

Total investments at fair value	$2,449,049	$1,077,910	$1,371,139	$—

The following table provides by level, within the fair value hierarchy, the Plan’s Investments at fair value as of December 31, 2009 and 2008 (in thousands):

	2009
	Total Fair Value	Level 1	Level 2	Level 3

Loans to participants	57,541	—	—	57,541

Total investments at fair value	$57,541	$—	$—	$57,541

	2008
	Total Fair Value	Level 1	Level 2	Level 3

Loans to participants	50,305	—	—	50,305

Total investments at fair value	$50,305	$—	$—	$50,305

The following table provides a reconciliation of beginning and ending balances of assets measured at fair value on a recurring basis where the determination of fair value includes significant unobservable inputs (Level 3), (in thousands):

Rollforward of Level 3 measurements

Loans to Participants

Balance at December 31, 2008	$50,305
Net, issuances and repayments	7,236

Balance at December 31, 2009	$57,541

Valuation methods of the primary fair value measurements disclosed above are as follows:

Common stock/US Government securities: Valued at the closing price in the principal active market on which the securities are traded. Principal active markets include published exchanges such as NASDAQ, NYSE, NYMEX and Chicago Board of Trade, as well as pink sheets, which is an electronic quotation system that displays quotes for broker-dealers for many over-the-counter securities.

Corporate debt: Most debt investments are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instrument (maturity and coupon interest rate) and consider the counterparty credit rating. The Plan’s investments in Corporate debt are valued using Level 2 measurements.

Mutual funds: Valued at the net asset value of shares held by the plan at year end. The Plans’ investments in mutual funds within the BrokerageLink account are valued using Level 1 measurements.

Stable value fund: Valued at contract value, which approximates fair value, and represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Loans to participants: Valued at amortized cost, which approximates fair value.

10.	Plan Changes:

Effective January 1, 2009 or such other date specified below, the Plan was amended as follows:

Reflects changes made by the Pension Protection Act of 2006, Heroes Earnings Assistance and Relief Act of 2008, and Worker, Retiree and Employer Recovery Act of 2008 that have not been previously adopted (effective as of various dates)

Modifies the participant loan program to permit repayment of loans following termination of employment (effective January 1, 2010

Clarifies the true-up and incentive matching contribution formulas applicable to eligible employees

Specifies the timing of employer contributions

Specifies the matching contribution formula for employees participating under the traditional formula of the Trigen-Cinergy Solutions of Rochester LLC Pension Plan

Updates list of Participating Companies (effective January 1, 2010)

11.	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 as of December 31, 2009 and 2008 (in thousands):

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$2,724,790	$2,150,365
Adjustment from contract value to fair value for fully benefit-responsive contract	(1,052)	(16,441)

Net assets available for benefits per Form 5500	$2,723,738	$2,133,924

The following is a reconciliation of the Plan’s change in net assets available for benefits per the Plan financial statements to Form 5500 for the year ended December 31, 2009 (in thousands):

Increase in net assets available for benefits per financial statements	$574,425
Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	15,389

Increase in net assets available for benefits per Form 5500	$589,814

12.	Reclassifications:

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 financial statement presentation. These reclassifications had no effect on changes in net assets available for benefits.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

EIN: 20-2777218 PN: 002

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(IN THOUSANDS)

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Market Value
*	Participant Loans	Participant Loans	– 0 –	57,541
		Interest Rates 4.25% - 10.99% Maturities ranging from 2010-2024

	Total			$57,541

*	Permitted party-in-interest

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN

Date: June 21, 2010	By:	/s/ Richard P. Jefferies
Richard P. Jefferies
Managing Director, Retirement